Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
E-mail: tpuzzo@msn.com / Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

December 17, 2014

VIA EDGAR

Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FairWind Energy Inc. (the “Company”) Amendment No. 1 to Registration Statement on Form S-1 Filed October 31, 2014 File No. 333-194975

Dear Ms. Long:

We respectfully hereby submit the information in this letter, on behalf of our client, FairWind Energy Inc., in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 21, 2014. Amendment No. 2 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on December 17, 2014.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 1 to the Form S-1.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company response: The Company confirms that it has made no written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. The disclosure in your prospectus indicates that you are a development stage company involved primarily in development activities to date with nominal assets, no revenues from current operations, no firm commitments for raising additional financing to implement your business plan and no apparent operations. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

Company response: As a matter of law, the Company is not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended, defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” By its terms, “Rule 419 is not applicable to a penny stock offering by a start-up company if it has a specific business plan. – e.g. to develop and market software programs . . . .” Harold S. Bloomenthal, Securities Law Handbook vol. 1 457 (2001). The Company has a specific plan and purpose, which it has disclosed in the Form S-1, as developing power sources drawing from renewable energy supply. Further details of the Company’s business plan begin on page 22 and continue through the end of page 25. The Company also discloses parts of its business plan, such as its Plan of Operation, in its Management’s Discussion and Analysis of Financial Condition and Plan of Operation on pages 28 and 29 of its Form S-1. Therefore, under Section 7(b)(3), the Company is not a blank check company.

In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419 , that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.” See also Securities Act § 7(b)(3). Further, the company has not indicated in any manner whatsoever, that it plans to merge with an unidentified company or companies, and the Company has expressly stated on page 29 of the Form S-1 that it does not have any plans to merge with an unidentified company or companies, as it has disclosed in the Form S-1. Therefore, under the Commission’s own interpretation of Section 7(b)(3), the Company is not a blank check company.

Prospectus Summary, page 3

3. Please revise to include the telephone number of your principal executive offices. See Item 503(b) of Regulation S-K.

Company response: The Company has included the information in response to this Item on page 3.

Corporate Background and Business Overview, page 3

4. We note disclosure that you “are involved in the design, engineering and manufacturing of composite products”, “plan to continue the development and sales of wind and solar hybrid energy systems”, through your “proprietary use of materials and manufacturing technique” you are “developing power sources drawing from renewable energy supply”. Please revise your disclosure here to clearly differentiate your current business operations versus your intended business operations. Please also revise your “Description of Business - Overview” section to comply with this comment.

Company response: The Company has included additional disclosure in response to this comment on pages 3, 4 and 24.

Certain Information about this Offering, page 4

5. We note disclosure in the risk factor “The proceeds of this offering . . .” on page 6. Please clearly disclose in this section that funds raised in this offering may not be sufficient to fund your planned operations and may not cover the costs of the offering.

Company response: The Company has added the requested disclosure to the first sentence of the referenced risk factor on page 6.

Summary Financial Information, page 5

6. Disclosure that total stockholder’s equity is $139,528 appears to be in error, since this is the amount of your total assets. Please revise.

Company response: The Company has revised its disclosure on page 5 to change “$139,528” to “$119,997.”

Use of Proceeds, page 13

7. Please revise to indicate the order of priority of the use of the proceeds from this offering. See Instructions to Item 504 of Regulation S-K.

Company response: The Company has made the disclosure required by Item 504 on page 14.

8. Please identify the significant steps or milestones that will need to complete in implementing your business plan and the projected timeline for achieving each step.

Company response: The Company has added a chart disclosing the significant steps or milestones that it will need to complete on page 14 in response to this comment.

9. Please reconcile the disclosure regarding the costs of the offering and clarify how you will pay these costs, including the extent to which you will use offering proceeds for this purpose. On page 13, you state that costs of the offering are estimated at $16,899, but in note (2) to the table, you state that they are estimated to be $4,726. It is also unclear from the information in the table whether it includes costs of the offering. We do note that the table begins with the gross offering proceeds amounts.

Company response: The Company has revised its disclosure on page 13 to clarify that its remaining offering costs are estimated to be $4,726. Footnote 2 to the referenced table states, “Our offering expenses are estimated to be $4,726, and we plan to pay the balance of offering expenses from cash on hand.”

Selling Stockholders, page 14

10. Please disclose in this section the nature of any material relationship which the selling stockholders have had within the past three years with you or any of your affiliates. For example, we note that several of the selling shareholders mentioned on page 15 have the same last name as your chief executive officer. We also note disclosure on page 24 that Han Bao Dong is an affiliate of your joint venture partner. See Item 507 of Regulation S-K.

Company response: The Company has revised its disclosure on page 15 to disclose material relationships that the referenced shareholders have with the Company.

Plan of Distribution, page 16

Plan of Distribution for the Company’s Initial Public Offering . . ., page 16

11. Please elaborate on the manner in which the securities will be offered by your Chief Executive Officer. For example, how will he identify those who might have an interest in purchasing shares? Please provide us copies of any materials that your Chief Executive Officer intends to use to solicit investors and file any form subscription agreements as an exhibit with your next amendment.

Company response: The Company’s disclosure on page 17 states, “Mr. Winterhalter will sell the 750,000 shares of its common stock and intends to offer them to friends, family members and business acquaintances.” Mr. Winterhalter has informed the Company that he intends to contact such persons by telephone or e-mail and use only the prospectus, part of the Form S-1, as the materials used to solicit investors in the prospective offering.

12. In this section you describe your agreement with Mr. Winterhalter dated October 9, 2013 to pay him $5,000 per month until October 9, 2015, and an agreement with Mr. Krogius dated January 1, 2014 to pay him $5,000 per quarter until October 9, 2015 for services as President and a non-employee director, respectively. You describe similar agreements but with different dates and durations on page 34. Please reconcile these disclosures and ensure that you have filed all of the correct agreements as exhibits.

Company response: The Company “October 9, 2013” to “April 30, 2014,” the correct date under the letter agreement with Mr. Winterhalter. Additionally, “January 1, 2014” has been changed to “April 30, 2014,” the correct date of the letter agreement with Mr. Krogius.

Description of Business, page 22

Overview, page 23

13. We note disclosure on page F-7 that the joint venture is inactive. Please disclose in this section that the joint venture is inactive.

Company response: The Company has disclosed that the joint venture is inactive at the bottom of page 23.

Patents, Trademarks, Licenses, Franchise Restrictions and Contractual obligations & Concessions, page 25

14. We note disclosure that you own patents issued by the State Intellectual Property Office in China. Please revise to briefly describe and disclose the duration of such patents. See Item 101(h)(4)(vii) of Regulation S-K.

Company response: The Company has added the disclosure on page 25 in response to this comment.

Directors, Executive Officers, Promoters and Control Persons, page 30

15. We note that Mr. Winterhalter included the title “Chief Financial Officer” on the signature page of the registration statement. Please include his title as Chief Financial Officer in this section and throughout the registration statement.

Company response: The Company has removed the title Chief Financial Officer on the signature page to the registration statement because Mr. Winterhalter, while being the principal accounting officer and principal financial officer of the Company, has not been appointed to the executive office of Chief Financial Officer.

16. Please revise the disclosure for each of your officers and directors to disclose the timeline for each of their occupations during the past five years. In this regard, we note for example, that you have not identified the years during which Mr. Winterhalter was involved with AmpStar, LLC and W. Brandt Goldsworthy & Associates. See Item 401(e) of Regulation S-K.

Company response: The Company has revised the biographies of its officers and directors on page 31 in response to this comment.

Recent Sales of Unregistered Securities, page II-2

17. Please revise to disclose the exemption from registration claimed for the 2,100 shares of common stock offered and sold on January 14, 2014. See Item 701(d) of Regulation S-K.

Company response: The Company has disclosed the registration claimed on page II-2.

Exhibits and Financial Statement Schedules, page I-3

18. Please file an English translation of Exhibit 3.1.2. with your next amendment and include such exhibit in the exhibit index. See Rule 403 of the Securities Act of 1933.

Company response: The Company confirms that the referenced exhibit is written in both the Chinese and English languages.

Please contact the undersigned with any questions or comments.

Very truly yours,

By:	/s/ Thomas E. Puzzo
Thomas E. Puzzo